Exhibit 99.1

Itaú Unibanco Holding S.A.
Exhibit 99.1
2019
Reference
Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	02/09/2021

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in itens 12.5/6, 12.7/8 and 12.12	**07/10/2020**
V3	Update in itens 11.1 and 11.2	**08/03/2020**
V4	Update in itens 12.5/6, 12.7/8 and 12.12	**08/18/2020**
V5	Update in itens 12.7/8 and 12.12	**08/24/2020**
V6	Update in itens 12.5/6 and 12.12	**09/04/2020**
V7	Update in itens 12.5/6 and 12.12	**10/07/2020**
V8	Update in itens 12.5/12.6, 12.7/12.8 and 12.12	**10/29/2020**
V9	Update in itens 5.6, 11.1 and 11.2	**11/03/2020**
V10	Update in itens 12.5/6 and 12.12	**12/03/2020**
V11	Update in itens 1.0; 12.5/12.6 and 12.12	**12/14/2020**
V12	Update in itens 12.5/12.6, 12.7/12.8 and 12.12	**01/12/2021**
V13	Update in item 18.8	**01/19/2021**
V14	Update in itens 12.5/12.6, 12.7/12.8, 12.12 and 18.8	**01/28/2021**
V15	Update in itens 1.1; 1.3; 11; 12.5/12.6, 12.12 and 15.3	**02/02/2021**
V16	Update in itens 10.3, 15.1/15.2, 15.3, 15.4, 15.8, 17.5, 19.2, 19.3 and 21.3	**02/09/2021**

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments There was no introduction or sale of the operating segment. The current business segments of Itaú Unibanco are described below: Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. Wholesale Banking: It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. Trading & Institutional: It corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. b) incorporation, acquisition or disposal of ownership interest XP Investimentos S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.1% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. The first tranche was approved (i) in March 2018, by CADE, and (ii) in August 2018, by the Central Bank. As a condition, we entered into concentration control agreements (i) with CADE, whereby we undertook, among other obligations (a) if requested, to distribute proprietary investment products through open platforms competing with XP Investimentos S.A. platforms in a non-discriminatory manner; and (b) to not promote the targeting of its customers to XP Investimentos S.A. platforms; and (ii) with the Central Bank, whereby we undertook: (a) not to acquire control of XP Investimentos S.A. for 8 years counted from the execution of the concentration control agreement; and (b) to cancel our call options and XP Controle’s put options. In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders subscribed their respective shares of the holding company XP Inc. (XP INC), keeping the percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, our ownership interest changed from 49.9% to 46.05%. On November 29, 2019, the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc.. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Further, the shareholders of XP Inc. entered into a shareholders’ agreement substantially similar to the then existing shareholders’ agreement of XP Investimentos S.A.. XP Inc. has a board of directors comprised of thirteen members, out of which XP Controle Participações S.A. nominated seven, we nominated two, General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações) nominated one, and the remaining three members are independent directors. Such independent directors are also members of the audit committee of XP Inc., which is comprised of three members nominated as follows: we nominated two members, and XP Controle Participações S.A. nominated one member of the audit committee. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.). On December 2 and 17, 2020, we sold 4.44% and 0.07%, respectively, of our investments in XP INC, through the public offering on the Nasdaq. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by us, which reached 41.00% of capital. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP INC’s capital to the new company that will be named XPart S.A., subject to a favorable opinion from the regulatory authority obtained by the controllers for the completion of the operation. The percentage of XP INC’s capital to be held by XPart S.A. was 40.52%, as of December 31, 2020. After registration as a publicly-held company and authorization to list securities issued by XPart S.A., the ownership interest on XPart S.A. will be distributed to our shareholders. The shares issued by XPart S.A. will be attributed to our stockholders in the same number, type and proportion of the shares previously held by them in Itaú Unibanco Holding. Subject to the Central Bank’s approval, in 2022, we expect to acquire an additional stake corresponding to approximately 11.38% of the capital stock of XP Inc.. The management and conduct of business of all companies within XP group, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felupe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments.

Such acquisition will be implemented in three tranches over four years. In the first tranche, Itaú will acquire 51.0% of the total voting share capital of Zup for approximately R$293 million and will control the company. On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. The completion of this transaction is subject to the approvals from CADE and the Central Bank of Brazil. Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A.(“IRB”) made an initial public offering of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling bloc stockholders pursuant to the company’s stockholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. In July 10, 2019, IRB made a secondary offering of its common shares. With the disposal of the total interest held by the Brazilian Federal Government and BB Seguros in IRB, except for, in relation to the Brazilian Federal Government, by Golden Share, the previously existing controlling bloc was terminated and the capital stock became more diversified. Itaú CorpBanca In April 2016, we completed the merger between Banco Itaú Chile and CorpBanca and, as a result, we acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into a Stockholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Stockholders’ Agreement”), which entitles us to appoint, together with Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of these parties, and we have the right to elect the majority of the members elected by this bloc. Also, on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet. The implementation of these operations was the result of the commitments undertaken through the Transaction Agreement, entered into with CorpBanca and its controlling stockholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the Transaction Agreement, which provided for (i) postponing the date of acquisition of shares held by the Corp Group in Banco CorpBanca Colombia S.A.(“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to applicable regulatory approvals; (ii) changing the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia into a sale and purchase of assets and liabilities, which was completed in April 2017; and (iii) replacing the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange. As a result of Corp Group’s exercising put options, as set forth in Itaú CorpBanca’s Stockholders’ Agreement, we increased our interest on three occasions: (i) in October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest to 35.71% from 33.58%; (ii) in September 2017, we acquired 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$363 million, increasing our interest to 38.14% from 36.06%. In all cases, Itaú CorpBanca’s governance was not changed. Credit intelligence bureau In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil)S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau. In November 2016, CADE, the Brazilian antitrust agency, approved the transaction with certain restrictions and, on June 14, 2017, the credit intelligence bureau was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.). This credit intelligence bureau is structured as a Brazilian corporation; its control is shared by stockholders holding a 20% equity ownership each. Its board of directors is comprised of members appointed by these stockholders and its executives will be exclusively dedicated to running the business of the credit intelligence bureau, preserving the independent nature of the bureau’s management. The technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc. Sale of group life insurance business In September 2016, we entered into an agreement for the sale of our group life insurance operations with Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking. Acquisition of Citibank retail business in Brazil In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of retail operations carried out by Banco Citibank S.A. and other companies of its conglomerate in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização. On the contract execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards and a loan portfolio of R$ 6 billion. On the base date of December 31, 2015, it had approximately R$35 billion in deposits and assets under management. The estimated impact of this transaction on Tier I capital would be approximately 40 basis points (using Basel III methodologies). In August 2017, CADE approved the transaction by Itaú Unibanco executing an agreement with

CADE that includes measures to increase banking sector competition. In October 2017, we obtained the final authorization from the Central Bank of Brazil for said transaction. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’s retail operations was carried out on October 31, 2017, when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements, in turn, were carried out on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met. c) Unusual events or operations In addition to the items highlighted in item 10.3 b hereto, we highlight the following unusual events: (i) revaluation of tax credit reserves, which include the annual revaluation of balances and the effects from the Constitutional Amendment EC No. 103/2019 to the Social Contribution on Net Income (CSLL) rate that increased to 20% from 15%, complying with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$2,024 and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. The objectives of the program are: (i) to provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who meet several established prerequisites and (ii) to adjust our structures to market reality. In 2018 and 2017, there were no relevant unusual events.

15.1 / 15.2 - Stockholding position Stockholder CPF/CNPJ Nationality-state Party Stockholders’ Agreement to Controlling stockholder Last change Stockholder abroad resident Name of Legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common % shares Number of shares (Units) preferred Preffered shares % Total number of shares (units) Total shares % Details by class of shares (units) Class of share shares % Ituasa - Investimentos Itaú S.A. 61.532.644/0001-15 Brazilian- SP Yes Yes 11/26/2018 No 1,943,906,577 39.205000 169,323 0.003000 1,944,075,900 00% 19,8290 Class of share Number of shares (units) Shares % TOTAL 0 0.000000% Blackrock, INC American No No 11/26/2018 No 0 0.000000 3,569000 349,925.097 7.221000 349,925,097 3.569 Class of share Number of shares (units) Shares % TOTAL 0 0.000000% 305

IUPAR - Itaú Unibanco Participacoes S.A. 04.676.564/0001-08 Brazilian-SP Yes Yes 11/26/2018 No 2,564,084,404 51.713000% 0 0.000000% 2,564,084,404 26.153000% OTHERS 450,299,378 9.082% 4,454,484,263 91.924% 4,904,783,641 50,028% Class of share Number of shares (units) shares% Total 0 0.000000% 306

15.1 / 15.2 – Stockholding position stockholder CPF/CNPJ Nationality-State Agreement Party to Stockholders’ Controlling stockholder Last change Stockholder abroad resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares Common shares % (units) Number of preferred shares (units) Preferred shares % Total number of shares (Units) Total shares % Details by class of shares (Units) Class of share Number of shares (Units) Shares % TREASURY SHARES – Date of last change: 01/31/2021 0 0.000000% 41,266,306 0.852% 41,266,306 0.421% Class of share Number of shares (units) Shares % TOTAL 0 0.000000% TOTAL 4,958.290.359 100.000000% 4,845.844.989 100.000000% 9,804.135.348 100.000000% 307

15.1 / 15.2— Stockholding position PARENT COMPANY/ INVESTING COMPANY
STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change
Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ
Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/INVESTING COMPANY CPF?CNPJ Composition capital stock Itausa— Investimentos Itaú S.A. 61.532.644/0001-15 TREASURY SHARES YES YES No 0 0.000000 3,500.000 0.063000 3,500.000 0,042000 Class of share Number of shares (units) Shares % 0 0 0.000000 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/30/2018 No
366,597,129 12.686000 228,938,402 4.147000 595,535,531 7,081000 Class of share Number of shares (units) Shares % TOTAL 0 0.000000 308

407.919.70 8-09 Brazilian-SP Yes Yes 10/30/2018
No
2,067 0.001000 206 0.0010 2,273 0,0010
Class of share Number of shares % TOTAL 0 0.000000 PAREBT COMPANY / INVESTING COMPANY CPF/CNPJ Composition capital stock Ituasa – Investimentos Itaú S.A. 61.532.644/0001-15 Alfredo Egydio Setubal 014.414.218-07 Brazilian- Yes Yes 12/31/2019 SP No 102,719,174 3.554000 40,915,446 0.741000 143,634,620 1,708000 class of share Number of share (units) shares% TOTAL 0 0.0000 00 309

Ana Lucida de Mattos Barretto Villela 066.530.828-06 Brazilian-SP Yes No 366,597,103 1.686000 214,443,608 Class of share Number of shares( Units) Shares % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY					
STOCKHOLDER					
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change	
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ	
Details by class of shares (Units)					
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %

PARENT COMPANY / INVESTING COMPANY				**CPF/CNPJ**	**Composition of capital stock**
Itaúsa - Investimentos Itaú S.A.				**61.532.644/0001-15**	
Beatriz de Mattos Setubal da Fonseca					
316.394.318-70	Brazilian-SP	Yes	Yes	03/31/2019	
No					
3,963,896	0.137000	281,671	0.005000	4,245,567	0,050000

Class of share	**Number of shares (Units)**	**Shares %**
TOTAL	0	0.000000

BlackRock, INC				
	American	No	No	10/30/2018
No				

311

0 0.000000 229,620,576 4.159000 229,620,576 2,730000 Others 279.397.921 9,659 4.149.454.779 75,151 4.428.852.700 52,653 TOTAL 2.889.837.770 100,000 5.520.977.160 100,000 8.410.814.930 100,000

15.1 / 15.2 – Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholder” Agreement CONTROLLING STOCKHOLDER Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares( Units) Common shares% Number of preferred shares (Units) Preferred shares % Total NUMBER OF SHARES( Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa – Investment Itaú S.A. 61.532.644/0001-16 Bruno Rizzo Setubal 299.133.368-56 Brazilian-SP Yes Yes 12/31/2019 No 8,002,067 0.277000 206 0.001000 8,002,273 0.095000 Class of shares Number of shares (Units) Shares % TOTAL 0 0.000000 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian-SP Yes Yes 03/31/2019 No 8,002,068 0.277000 2,399 0.001000 8,004,467 0.095000

Class of share Number of shares( Units) Shares % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 0.77.540.228-18 Brazilian-SP Yes Yes 12/31/2019 No 20,002,067 0.692000 5,000,206 0.091000 25,002,273 0.297 Class of share Number of shares( Units) Shares % TOTAL 0 0.000000

15.1/15.2 – Stockholding position
PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ
Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itausa – Investimentos Itau 61.532.644/0001-15
Companhia ESA
52.117.397/0001-08 Brazilian-SP Yes Yes 10/30/2018
No
30,285,876 1.048000 3,071,221 0.0560
00
33,357,097 0,397000
Class of share Number of Shares (Units) Shares %
TOTAL 0    0.000000
Fernando Setubal Souza e Silva
311.798.878-59 Brazilian-SP Yes Yes 12/31/2019 No 15.571.626 0.539 410,206 0.007000 15,981,832 0.1900Class of shares Number of shares (units) Shares%315

TOTAL 0    0.000000
Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia
60.480.480/00 01-67 Brazilian-
SP
No No 12/31/2019
No
444,274,541 15.37400 75,567,917 1,369% 519,842,458 6.181%
Class of share Number of Shares (Units) Shares %316

15.1/15.2 – Stockholding position
PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ
Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itausa – Investimentos Itau 61.532.644/0001-15
Fundacao Itau Social
59.573.030/0001-30 Brazilian-SP No No 10/30/2018
No
337,678,958 11.685000 41,473
,312
0.7510
00
379,152,270 4,506000
Class of share Number of Shares (Units) Shares%
TOTAL 0 0.000000
Gabriel de Mattos Settubal
348.338.808-73 Brazilian-
SP
Yes Yes 12/31/2019
No
3,963,896 0.197000 281,671 0.005000 4,245,567 0.050000
Class of share Number of Shares (Units) Shares%317

TOTAL 0 0.000000
Guilherme Setubal Souza e Silva
269.253.728-92 Brazilian-SP Yes Yes 05/31/2019 No 15,571,733 0.539 198,908 0.00400 15,778,841 0,1280
Class of share Number of Shares (Units) Shares%318

15.1/15.2 – Stockholding position
PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ
Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itausa – Investimentos Itaú 61.532.644/0001-15
Jose Luiz Egydio Setubal
011.785.508-18 Brazilian-SP Yes Yes 12/31/2019 No 90,784,884 3.142000 39,167,115 0.709000 129,951,999 1.545000
Class of share Number of Shares (Units) Shares %
TOTAL 0 0.000000
Julia Guidon Setubal Winandy
336.694.358-08 Brazilian-SP Yes Yes 12/31/2019 No 20,002,067 0.692000 5.000.206 0.091000 25,002,273 0.297000 class of share Number of shares (units) Shares % 319
Class of share Number of Shares (Units) Shares%

TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla323.461.948-40 Brazilian-SP Yes Yes 03/31/2019 No 8,002,071 0.277000 9,147 0.001000 8,011,218 0.095000 Class of Share Number of Shares (Units) Shares%320

15.1 / 15.2 – Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/ INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa S.A. – Investimentos Itaú 61.532.644/00 01-15 Marcelo Setubal Ribeiro do Valle 230.936.378-21 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Yes Yes 12/31/2019 8-00 SP No 16,917,351 0.585000 45.806.071 0.803000 62,723,422 0.746000 Class of share Number of shares (Units) Shares% TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Yes Yes 10/30/2018 8-10 SP No 321

2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 322

15.1 / 15.2 – Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/ INVESTING COMPANY CPF/CNPJ Composition of capital stock Itausa – investimentos Itaú 61.532.644/00 01-15 S.A. Marina Nugent Setubal 384.422.518-80 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 O.E. Setubal S.A. 61.074.456/00 Brazilian- Ye Yes 12/31/2019 01-90 SP s No 6 0.001000 8 14 0.001 0.001 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Yes Yes 03/31/2019 8-73 SP No 3,963,896 0.137000 281,671 0.005000 4,245,567 0.050000 323

7 00 Class of share Number of shares (Units) Shares% TOTAL 0 0.000000 324

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY					
STOCKHOLDER					
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change	
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ	
Details by class of shares (Units)					
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY				**CPF/CNPJ**	**Composition of capital stock**
Itaúsa - Investimentos Itaú S.A.				**61.532.644/0001-15**	
Olavo Egydio Setubal Júnior					
006.447.048-29	Brazilian-SP	Yes	Yes	12/31/2019	
No					
79,593,567	2.754000	41,983,253	0.760000	121,576,820	1.445000
Class of share	**Number of shares (Units)**	**Shares %**			
TOTAL	0	0.0000			
OTHERS					
279,397,921	9.659000	4,149,454,799	75,150	4,428,852,700	52,652
Patricia Ribeiro do Valle Setubal					
230.936.328-62	Brazilian-SP	Yes	Yes	10/30/2018	
No					
2,099	0.001000	52,871	0.001000	54,970	0.001000
Class of share	**Number of shares (Units)**	**Shares %**			
TOTAL	0	0.000000			

324

Paula lucas Setubal 295.243.528-69 Brazilian-SP Yes Yes 10/30/2018 No 2,0670.001000 2060.0010002,2730.001000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 325

15.1/15.2-Stockholding position PARENT COMPANY/ INVESTING COMPANYSTOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroadDetails by class of shares (Units) Name of legal or mandatory representativeType of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/ INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa-Investimentos Itaú S.A. Paulo Egydio Setubal 336.694.318-10 Brazilian-SP Yes Yes 10/30/2018 No 20,002,067 0,692000 5,00,206 0.091000 25,002,273 0.297000 Class of share Number of shares(Units) Shares% TOTAL 0 0.000000 Paulo Setubal Neto 638.097.88 8-72 Brazilian- SP Yes Yes No 57,031,323 1.974 25,358,9 0.459 82,390,258 0.980000 Class of share Number of shares(Units) Shares% 326

TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.518-99Brazilian-SPYes Yes 12/31/2019 No 102,672,130 3.553000 42,007,814 0.761000 144.679.944 1,720000 Class of share Number of share(units)Shares% TOTAL 0 0.000000 327

15.1/15.2 Stockholding position PARENT COMPANY/ INVESTING COMPANYSTOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroadDetails by class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa-Investimentos Itaú S.A.61.532.644/0001-15 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 12/31/2019 No 65,012,941 2.250000 48,397,198 0.877000 113,410,139 1,348000 Class of share Number of shares(units) shares% TOTAL 0 0.000000 Roberto Egydio Setubal 007.738.228-52Brazilian-SPYes Yes 12/31/2018 No 103,192,39 3.571000 38,766,895 0.702000 141,959,290 1,688000 Class of share Number of shares (Units)Shares% 328

TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/30/2018 No 65,067,408 2.252000 48,486,607 0.878000 113,554,015 1,350000 Class of share TOTAL 0 Number of shares (units) 0 Shares % 0.000000 329

15.1/15.2-Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Details by class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa Investimentos Itaú S.A. 61.532.644/0001-15 Rodrigo Setubal Ribeiro do Valle 230.936.298-02 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.001000 54,970 0.001000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Rudric ITH S.A. 67.569.061/0001-45 Brazilian-SP Yes Yes 10/30/2018 No 239,380,982 8.284000 189,836,542 3.438000 429,217,524 5.103000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.978-81 Brazilian-SP Yes Yes 12/31/2019 No 15,572,062 0.539000 1,055,527 0.019000 16,627,589 0.198000 330

0 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 2,889,837,770 100.000 5,520,977,160 100.000 8,410,814,930 100.000 331

15.1/15.2-Stockholding postion PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Details by class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock IUPAR – Itaú Unibanco Participações S.A. 04.676.564/0001-08 Cia. E. Johnston de Participações 04.679.283/0001-09 Brazilian-SP Yes Yes Class of share (Units) Number of shares Shares % TOTAL 0 0.000000 Brazilian-SP Yes Yes No Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.000000 0 0.000000 334

710,454,184 100.000000 350,942,273 100.000000 1,061,396,457 100.000000 333

15.1/15.2-Stockholding postion PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Details by class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Compositon of capital stock Cia E. Johnston de participacoes 04.679.283/0001-09 Fernando Roberto Moreira Salles 002.938.068-53 Brazillian-SP Yes Yes 04/29/2016 No 1,380 25,000000 2,760 25,000000 4.410 25,000000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 Joao Moreira Salles 667.197.397-00 Brazillian-SP Yes Yes 04/29/2016 No 1,380 25,000000 2,760 25,000000 4.410 25,000000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 OTHERS 0 0 0.000000 0 0 0.000000 0 0 0.000000 334

Pedro Moreira Salles Brazillian-SP Yes Yes 04/29/2016 No 1,380 25,000000 2,760 25,000000 4.410 25,000000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 335

15.1/15.2-Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Details class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Compositon of capital stock Cia E. Johnston de participacoes 04.679.283/0001-09 TOTAL 5,52 100,000000 11,040 100.000000 16.560 100.000000 Walther Moreira Salles Junior 406.935.467-00 Brazillian-SP Yes Yes 04/29/2016 No 1,380 25,000000 2,760 25,000000 4.410 25,000000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 336

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY					
STOCKHOLDER					
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change	
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ	
Details by class of shares (Units)					
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY				**CPF/CNPJ**	**Composition of capital stock**
Companhia ESA				**52.117.397/0001-08**	
Alfredo Egydio Arruda Villela Filho					
066.530.838-88	Brazilian-SP	Yes	Yes	10/01/2018	
No					
366,597,129	20.387000	0	0.000000	366,597,129	20.387000
Class of share	**Number of shares (Units)**	**Shares %**			
TOTAL	0	0.000000			
Alfredo Egydio Nugent Setubal					
407.919.708-09	Brazilian-SP	Yes	Yes	10/01/2018	
No					
2.067	0.001000	0	0.000000	2,067	0.001000
Class of share	**Number of shares (Units)**	**Shares %**			

337

TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 407.919.708-09 Brazillian-SP Yes Yes 10/01/2020 No 2.067 0.001000 0 0.000000 2,067 0.001000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 Alfredo Egydio Setubal 014.414.218-07 Brazillian-SP Yes Yes 10/01/2018 No 102,719,174 5.712000 0 0.000000 102,719,174 5,712000 Class of shares Number of shares (units) Shares% 338

15.1 / 15.2 – Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/CPF/CNPJ Composition of capital stock INVESTING COMPANY Companhia ESA 52.117.397/00 01-08 Ana Lucia de Mattos Barretto Villela 066.530.828-06 Brazilian-SP Yes Yes 10/01/2018 No 366,597,103 20.382 0 0.0000 366,597,103 20.382 00 Class of share Number of shares(units) shares% TOTAL 0 0.000000 Beatriz de Mattos Setubal 316.394.318-70 Brazilian-SP Yes Yes 12/18/20 18 No 3,963,896 0.220000 0 0.000000 3,963,896 0.220000 339

Class of share Number of shares (units) Shares % TOTAL 0 0.000000 Bruno Rizzo Setubal 299.133.36 Brazilian-Yes Yes 11/09/20 8-56 SP 17 No 8,002,067 0.455000 0 0.0000 8,002,067 0.001000 00 Class of share Number of shares(units) shares% 340

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/CPF/CNPJ Composition of capital stock INVESTING COMPANY Companhia ESA 52.117.397/00 01-08 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian-SP Yes Yes 12/18/2018 No 8,002,068 0.445 0 0.000000 8,002,068 0.445 Class of share Number of shares (units) Shares % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Yes Yes 12/31/2019 8-18 SP No 20,002,067 1.112000 0 0.000000 20,002,067 1.112000 Class of share Number of shares (units) Shares % 341

TOTAL 0 0.000000 Fernanado Setubal Souza e Silva 311.798.878-59 Brazilian-SP Yes Yes 10/01/2018 No 15,571,626 0.866 0 0.000000 15,571,626 0.866 342

15.1 / 15.2 – Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Companhia ESA 52.117.397/0001-08 Gabriel de Mattos Setubal 348.338.808-73 Brazilian-SP Yes Yes 12/18/2018 No 3,963,896 0.220000 0 0.000000 3,963,896 0.220000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.728-92 Brazilian-SP Yes Yes 12/31/2019 No 15,571,73 0.866000 0 0.000000 15,571,733 0.866 Class of share Number of share (Units) Shares % 343

TOTAL 0 0.000000 Jose Luiz Egydio.Setubal
011.785.508-18 Brazilian-SP Yes Yes 12/31/2019
No
90,784,884 5.049000 0 0.000000 90,784,884 5.049000 344

15.1/15.2-Stockholding postion
PARENT COMPANY/ INVESTING COMPANY
STOCKHOLDER
CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change
Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares %
PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock
Companhia ESA 52.177.397/00 01-08
Julia Guidon Setubal Winandy
336.694.358-08 Brazilian-SP Yes Yes 10/01/2018
No
20,002,067 1.112000 0 0.0000 00 20,002,067 1.112000
Class of share Number of shares (units) Shares%
TOTAL 0 0.000000
Luiza Rizzo Setubal Kairalla
323.461.948-40 Brazilian-SP Yes Yes 12/18/2018
No
8,002,071 0.445000 0 0.000000 8,002,071 0.445 345

Class of share Number of share (Units) Shares%
TOTAL 0 0.000000
Marcelo Ribeiro d Valle Setubal
230.936.378-21 Brazilian-SP Yes Yes 10/01/2018
No
2,099 0.001000 0 0.000000 2,099 0.001000 346

15.1/15.2-Stockholding position
PARENT COMPANY/ INVESTING COMPANY
STOCKHOLDER
CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change
Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares %
PARENT COMPANY /INVESTING COMPANY CPF/CNPJ Composition of capital stock
Companhia ESA 52.117.397/0001-08
Maria Alice Setubal
570.405.408-00 Brazilian-SP Yes Yes 12/31/2019
No
16,917,351 0.941000 0 0.000000 16,917,351 0.941000
Class of share Number of share (units) shares%
TOTAL 0 0.000000
Mariana Lucas Setubal
227.809.998-10 Brazilian-SP Yes Yes 10/01/2018
No
2,067 0.001000 0 0.000000 2,067 0.001000
Class of share Number of Shares (Units) Shares% 347

TOTAL 0 0.000000
Marina Nugent Setubal
384.422.518-80 Brazilian-SP Yes Yes 10/01/2018
No
2,067 0.001000 0 0.000000 2,067 0.001000
Class of Share Number of shares (Units) Shares % 348

15.1/15.2-Stockholding postion PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Details by class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Compositon of capital stock Companhina ESA 52.117.397/0001-08 O.E.Setubal S.A. 61.074.456/0001-90 Brazillian-SP Yes Yes 10/01/2017 No 6 0.001000 0 0.000000 6 0.001000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 Olavo Egydio Mutarelli setubal 394.635.34 Brazillian-SP Yes Yes 10/01/2019 No 3,963,896 0.220000 0.000000 3,963,896 0.220000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 Olavo Egydio Setubal Junior 006.447.04 Brazillian-SP Yes Yes 10/01/2019 No 349

79,593,567 4,426000 0 0.000000 79,593,567 4,426000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.000000 0 0.000000 350

15.1/15. 2- Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Details by class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Companhia ESA 52.117.397/0001-08 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 12/31/2019 No 2,099 0.001000 0 0.000000 2,099 0.001000 Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 Paula Lucas Setubal 295.243.528-69 Brazilian-SP Yes Yes 10/01/2018 No 2,067 0.001000 0 0.000000 2,067 0.001000 351

Class of shares Number of shares (units) Shares% TOTAL 0 0.000000 Paulo Egydio Setubal 336.694.318-10 Brazilian-SP Yes Yes 12/31/2019 No 20,002,067 1.112000 0 0.000000 20,002,067 1.112000 352

15.1/15.2-Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Details by class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Compositon of capital stock Companhina ESA 52.117.397/0001-08 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 12/31/2019 No 57,031,323 3.172000 0 0.0000 00 57,031,323 3.172000 class of shares (Units) shares % TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 8-99 Brazilian-SP Yes Yes 12/31/2019 No 102,672,13 0 5.710000 0 0.000000 102,673,130 5.710000 Class of share Number of shares (Units) Shares % 353

TOTAL 0 0.000000 Ricardo Villela Marino252.398.28 Brazilian- Ye Yes 10/01/20 8-90 SP s 18 No 65,012,941 3.615000 0 0.0000 65,012,9 3.6150 00 41 00 Class of share Number of shares (Units) Shares %354

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Companhia ESA 52.117.397/00 01-08 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 10/01/2018 No 103,192,395 5.73900 0 0.0000 103,192,395 5.73900 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Yes Yes 10/01/20 8-81 SP s 18 No 65,067,408 3.618000 0 0.0000 65,067,4 3.6180 00 08 00 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Rodrigo Ribeiro do Valle Setubal 230.936.29 Brazilian- Yes Yes 10/01/20 8-02 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 356

15.1/15.2-Stockholding postion PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Details by class of shares (Units) Name of legal or mandatory representative Type of stockholder CPF/CNPJ Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Companhia ESA 52.117.397/0001-08 Rudric ITH S.A. 67.569.061/0001-45 Brazilian-SP Yes Yes 10/01/2018 No 239,380,982 13.312000 0 0.000000 239,380,982 13.312000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.978-81 Brazilian-SP Yes Yes 10/01/2018 No 15.572.062 0.866000 0 0.000000 15.572.062 0.866 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 1,798,200,474 100.000000 0 0.000000 1,798,200,474 100.000000 357

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY					
STOCKHOLDER					
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change	
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ	
Details by class of shares (Units)					
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY				**CPF/CNPJ**	**Composition of capital stock**
O. E. Setubal S.A.				**61.074.456/0001-90**	
Alfredo Egydio Setubal					
014.414.218-07	Brazilian-SP	Yes	Yes	04/30/2013	
No					
100,000	14.285000	0	0.000000	100,000	14.285000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

José Luiz Egydio Setubal					
011.785.508-18	Brazilian-SP	Yes	Yes	04/30/2013	
No					
100,000	14.285000	0	0.000000	100,000	14.285000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Maria Alice Setubal					
570.405.408-00	Brazilian-SP	Yes	Yes	04/30/2013	
No					
100,000	14.285000	0	0.000000	100,000	14.285000

358

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 359

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/ INVESTING COMPANY CPF/CNPJ Composition of capital stock O.E.Setubal S.A61.074.456/00 01-90 Olavo junior egydio setubal 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 360 36

Ricardo egydio setubal 033.033.518-99Brazilian-SP Yes Yes 04/30/2 013 No 102.672.130 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/ INVESTING COMPANY CPF/CNPJ Composition of capital stock O.E.Setubal S.A 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 362

15.1 / 15.2—stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 2 0.002 0 0.0000 2 0.002 00 Class of share Number of shares (Units) Shares% TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 410,823,951 49.999 0 0.0000 410,823,951 49.999 00 Class of share     Number of shares (Units) Shares% TOTAL 0 0.000000 363

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 410,823,951 49.999 0 0.0000 410,823,951 49.999 00 Class of share    Number of shares (Units) TOTAL 0 0.000000 364

15.1 / 15.2 – stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ     Nationality-State Agreement Party to Stockholders’ Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.000000 821,647, 100.000 904 000 904 000 365

15.1 / 15. 2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Agreement Party to Stockholder’s Controlling stockholder Last change Stockholder abroad resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ details of shares (units) Number of common shares (Units) Common shares % shares (Units) Number of preferred preferred shares % Total number of shares (Units) CPF/CNPJ Total shares % Composition of PARENT COMPANY / INVESTING COMPANY capital stock Itaúsa – Investimentos Itaú S.A. 61.532.644/0001-15 OTHERS 2,889,837,770 100.000000 5,520,977,160 100.000000 8,410,814,930 100.000000 2,889,837,770 100.000 5,520,977,160 100.000 8,410,814,930 100.000 366

15.1 / 15.2 – Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares(Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/ INVESTING COMPANY CPF/CNPJ Composition of capital stock O. E. Setubal S.A 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares (Units) Shares % TOTA 0 0.000000 Jose Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares(Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Yes Yes 04/30/2 8-00 SP 013 No 367

100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares(Units) Shares % TOTAL0 0.000000 368

15.1 / 15.2 – Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares(Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/ INVESTING COMPANY CPF/CNPJ Composition of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Junior Egydio Setubal 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of Share Number of Shares(Units) Shares % TOTAL00.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of Share Number of Shares(Units) Shares % TOTAL 0 0.000000 369

Ricardo Egydio Setubal 033.033.518-99Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of Share Number of Shares(Units) Shares % TOTAL 0 0.000000 370

15.1 / 15.2 – Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares(Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY/ INVESTING COMPANY CPF/CNPJ Composition of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of Share Number of Shares(Units) Shares % TOTAL00.000000 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000

15.1 / 15.2 – Stockholding position PARENT COMPANY/INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholder’s Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares% Total number of shares (Units) Total shares% PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH Participacoes Ltda. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 2 0.002 0 0.0000 2 0.002 00
Class of share Number of shares (Units) Shares% TOTAL 0 0.000000 OTHERS 0 0.00000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 410,823,951 49,999,00 Class of share Number of shares (Units) Shares% TOTAL 0 0.000000 372

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 410,823,951 49.999 0 0.0000 410,823,951 Class of share Number of shares (Units) Shares% TOTAL 0 0.000000 373

15.1/15.2 – Stockholding position PARENT COMPANY/INVESTING COMPANY STOCKHOLDER CPF/CNPJNationality-State Agreement Party to Stockholder’s Controlling stockholder Last change Stockholder abroad resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares% Total number of shares (Units) Total shares% PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45
TOTAL 821,647, 100.000 0 0.000000 821,647 100.000 904 000 0 ,904 000 374

15.3. – Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 01.31.2021 Number of stockholders – individuals (units) 462,711 Number of stockholders – companies (units) 11,268 Number of institutional investors (units) 1,506 Outstanding shares Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares. Number of common shares (units) 384,789,136 7.760% Number of preferred shares (unit) 4,770,095,054 98.437% Total 5,154,884,190 52.579% 15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares

(Graphics appears here)

Moreira Salles Family
Egydio de Souza Aranha Family (1)
Free Float (1) (*)
100.00% Total
63.27% Common shares
33.67% Total
36.73% Common shares
66.33% Total
Cia. E. Johnston de Participações
Itaúsa – Investimentos Itaú S.A.
60.00% Common shares
100.00% Non-voting shares
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00% Common shares
33.47% Total
39.21% Common shares
19.83% Total
Free Float (*)
51.71% Common shares
26.15% Total
Itaú Unibanco Holding S.A.
7.76% Common shares
98.44% Non-voting shares
52.58 % Total
(2)
(3)
22.45% Total
100.00% Total
99.99% Common shares "A"
100.00% Non-voting shares
99.99% Total
100.00% Common shares
100.00% Non-voting shares
100.00% Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
100.00% Total
99.99% Total
100.00% Common shares
100.00% Non-voting shares
100.00% Total
99.99% Common shares
100.00% Non-voting shares
99.99% Total
99.99% Common shares
100.00% Non-voting shares
99.99%Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0.01% CS
0.00% N-VS
0.01% Total
Itaú Corretora de Valores S.A.
0.01% CS
0.00% N-VS
0.01% Total
Banco Itaucard S.A.
CS = Common Shares
N-VS = Non-Voting Shares

(1) Date: 12.31.2021.
(2) Date: 12.31.2020.
The percentages do not include treasury shares
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.
(3) Date: 12.31.2019.
Direct and Indirect subsidiaries

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal

Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100,00	100,00	Subsidiary
Banco Itaú BBA S.A.	99,99	99,99	Subsidiary
Banco Itaucard S.A.	99,99	99,99	Subsidiary
Itaú Administração Previdenciária Ltda.	0,00	0,00	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100,00	100,00	Subsidiary
Itaú Corretora de Valores S. A.	99,99	99,99	Subsidiary
Itaú Seguros S.A.	0,00	0,00	Subsidiary
ITB Holding Brasil Participações Ltda.	0,00	0,00	Subsidiary
Abroad			
Itaú Corpbanca	22,45	22,45	Subsidiary
Banco Itaú Uruguay S.A.	100,00	100,00	Subsidiary
Bicsa Holdings, Ltd.	99,99	99,99	Subsidiary
OCA S.A.	100,00	100,00	Subsidiary
Topaz Holding Ltd.	0,00	0,00	Subsidiary

15.8. Other significant information

Additional information on items 15.1/15.2

a) Regarding the stockholding position of stockholder BlackRock, Inc. ("BlackRock"), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock's stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock's total capital stock.

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03.30.2011	Opening balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10.21.2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock Split according to notice of 11.01.2018 (EGM 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. c) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$ 97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of January 31, 2021. The number of outstanding shares stated in item 15.3 hereof refers to the base date of January 31, 2021.

17.5. Other significant information Item17.1 – Information – Capital On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. At the Extraordinary General Stockholders’ Meeting of January 31, 2021, stockholders resolved on the transfer of the spun-off portion to contribute to the capital of XPart S.A. and the consequent reduction of the Company’s capital stock in the amount of six billion, four hundred nineteen million Brazilian reais (R $6,419,000,000.00), with capital amounting to ninety billion, seven hundred twenty nine million Brazilian reais (R $90,729,000,000.00) from ninety-seven billion, one hundred forty-eight million Brazilian reais (R $97,148,000,000.00, with no cancellation of shares. This approved capital reduction will be conditioned on the favorable approval from the Federal Reserve Board (FED), in accordance with item 10.2 above. Therefore, the amendment to and consolidation of Article3, head provision, of the Company’s head provision, will be carried out after such favorable opinion is obtained.

19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:
On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on April 24, 2019. This event was approved by BACEN on 05/31/2019. The Annual General Stockholders’ Meeting was held on April 28, 2020. On January 31, 2021, the Extraordinary General Stockholders’ Meeting took place, we made available a line informing the event.
a. opening number;
b. acquired number;
c. weighted average purchase price;
d. number sold;
e. weighted average sale price;
f. number cancelled;
g. closing number;
h. percentage in relation to outstanding securities of the same class and type.
01/31/2021
Common shares
Number(units)
Weighted average price (R$)
% in relation to outstanding securities of
Changes
the same class and type
Opening balance - 0.0%
Acquisition -
Disposal -
Cancellation -
Closing balance - 0.0%
Preferred shares
% in relation to outstanding securities of
Changes
Number (units)
Weighted average price (R$)
the same class and type
Opening balance 41.876.292 0.9%
Acquisition (*) -
Disposal (609.986) R$ 21.76
Cancellation -
Stock split -
Closing balance 41,266.306 0.0%
(*) Repurchase amounts include settlement, brokerage and trading fees
04/28/2020
Common shares
Changes
Number(units)
Weighted average price (R$)
% in relation to outstanding securities of
the same class and type
Opening balance - 0.0%
Acquisition -
Disposal -
Cancellation -
Closing balance - 0.0%
Preferred shares
% in relation to outstanding securities of
Changes
Number (units)
Weighted average price (R$)
the same class and type
Opening balance 58,533,585 1.2%
Acquisition - (*)
Disposal (16,657,293) R$ 21.76
Cancellation -
Stock split -
Closing balance 41,876,292 0.9%
(*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2019
Common shares
Changes Number (units) Weighted average price (R$)
Opening balance -
Acquisition -
Disposal -
Cancellation -
Closing balance -
% in relation to outstanding securities of
the same class and type
0.0%
0.0%
Preferred shares
Changes Number (units) Weighted average price (R$)
% in relation to outstanding securities of
the same class and type
Opening balance 83,614,426 1.8%
Acquisition (*) -
Disposal (25,080,841) R$ 21.76
Cancellation -
Stock split -
Closing balance 58,533,585 1.2%
(*) Repurchase amounts include settlement, brokerage and trading fees
12/31/2018
Changes Common shares
Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type
Opening balance 14,424,206 0.4%
Acquisition -
Disposal -
Cancellation (14,424,206) R$ 37.05
Closing balance - 0.0%
Preferred shares
Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type
Opening balance 71,459,714
Acquisition (*) 13,100,000 R$
Disposal (29,623,265) R$
Cancellation
Stock split 28,677,977
Closing balance 83,614,426
(*) Repurchase amounts include settlement, brokerage and trading fees 38.95
30.35 2.3%
1.8%
12/31/2017
Common shares
Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type
Opening balance 3,074 0.0%
Acquisition 46,214,237 R$ 37.06
Disposal
Cancellation (31,793,105) R$ 37.06
Closing balance 14,424,206 0.4%
Preferred shares
Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type
Opening balance 69,604,462 2.2%
Acquisition (*) 37,982,900 R$ 36.25
Disposal (36,127,648) R$ 29.09
Cancellation
Bonificação -
Closing balance 71,459,714 2.3%
(*) Repurchase amounts include settlement, brokerage and trading fees

19.3. Supply other information that the issuer may deem relevant
Not applicable.

21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy.
The members of the Disclosure and Trading Committee are: Alexsandro Broedel, Alfredo Egydio Setubal, Carlos Henrique Donegá Aidar, Eduardo Queiroz Tracanella, José Virgílio Vita Neto e Renato Lulia Jacob.